TEMBEC INC.
CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

	Sept. 29,	Sept. 30,
	2007	2006
		(Audited)
Assets
Current Assets:
Cash and cash equivalents	$14	$31
Accounts receivable	347	360
Inventories	436	454
Prepaid expenses	15	17
Current assets from discontinued operations (note 3)	18	74
	830	936
Investments	28	32
Fixed assets	1,584	1,680
Other assets	146	166
Future income taxes	67	63
Non-current assets from discontinued operations (note 3)	-	157
	$2,655	$3,034

Liabilities and Shareholders' Equity
Current Liabilities:
Bank indebtedness	$-	$5
Operating bank loans	89	235
Accounts payable and accrued charges	363	382
Interest payable	17	19
Current portion of long-term debt (note 4)	26	21
Current liabilities related to discontinued operations (note 3)	6	22
	501	684
Long-term debt (note 4)	1,314	1,433
Other long-term liabilities and credits	125	117
Future income taxes	93	121
Minority interest	5	5
Redeemable preferred shares	26	26
Non-current liabilities related to discontinued operations (note 3)	25	33
Shareholders' equity:
Share capital (note 5)	840	840
Accumulated other comprehensive loss	(3)	(3)
Deficit	(271)	(222)
	566	615
	$2,655	$3,034

TEMBEC INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and years ended September 29, 2007 and September 30, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Years
	2007	2006	2007	2006
Sales	$675	$781	$2,750	$3,016
Freight and sales deductions	78	96	316	362
Lumber duties and export taxes (note 6)	5	8	18	35
Cost of sales	537	617	2,218	2,434
Selling, general and administrative	32	34	133	143
Depreciation and amortization	44	42	173	185
Recovery of lumber duties (note 7)	-	-	(238)	-
Restructuring and asset impairment charges (note 7)	-	19	30	188
Gain on land sales and other (note 7)	(3)	(2)	(19)	(6)
Operating earnings (loss) from continuing operations	(18)	(33)	119	(325)

Interest, foreign exchange and other (note 8)	43	37	118	106
Exchange gain on long-term debt	(86)	(7)	(149)	(64)
Earnings (loss) from continuing operations, before income
taxes and share in earnings of a related company	25	(63)	150	(367)

Income tax expense (recovery) (note 9)	3	(11)	1	(72)
Share in earnings of a related company	-	(1)	(1)	-
Net earnings (loss) from continuing operations	22	(51)	150	(295)
Earnings (loss) from discontinued operations (note 3)	-	(1)	(199)	3
Net earnings (loss)	$22	$(52)	$(49)	$(292)

Basic and diluted earnings (loss) per share from
continuing operations (note 5)	$0.25	$(0.61)	$1.75	$(3.45)
Basic and diluted earnings (loss) per share from
discontinued operations (note 5)	$-	$(0.01)	$(2.33)	$0.04
Basic and diluted earnings (loss) per share (note 5)	$0.25	$(0.62)	$(0.58)	$(3.41)

TEMBEC INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Quarters and years ended September 29, 2007 and September 30, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Years
	2007	2006	2007	2006
Net earnings (loss)	$ 22	$ (52)	$ (49)	$ (292)
Other comprehensive income (loss):
Exchange translation of foreign subsidiaries	-	-	-	-

Comprehensive income (loss)	$ 22	$ (52)	$ (49)	$ (292)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Quarters and years ended September 29, 2007 and September 30, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Years
	2007	2006	2007	2006
Retained earnings (deficit), beginning of period	$ (320)	$ (194)	$ (249)	$ 55
Adjustment resulting from a change in accounting policy (note 2)	27	24	27	15

Retained earnings (deficit), beginning of period	$ (293)	$ (170)	$ (222)	$ 70
Net earnings (loss)	22	(52)	(49)	(292)
Deficit, end of period	$ (271)	$ (222)	$ (271)	$ (222)

TEMBEC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and years ended September 29, 2007 and September 30, 2006
(unaudited) (in millions of dollars)

	Quarters		Years
	2007	2006	2007	2006
Cash flows from operating activities:
Net earnings (loss)	$22	$(52)	$(49)	$(292)
Adjustments for:
Loss (earnings) from discontinued operations (note 3)	-	1	199	(3)
Depreciation and amortization	44	42	173	185
Unrealized foreign exchange and others (note 8)	(5)	3	(2)	(32)
Exchange gain on long-term debt	(86)	(7)	(149)	(64)
Proceeds from sale of derivative financial instruments	1	2	1	6
Future income taxes (note 9)	10	(12)	(26)	(71)
Utilization of investment tax credits	-	-	27	-
Restructuring and asset impairment charges (note 7)	1	20	21	185
Gain on land sales and other (note 7)	(3)	(2)	(16)	(6)
Difference between cash contributions and pension expense	(4)	4	(13)	13
Other	-	1	(3)	2
	(20)	-	163	(77)
Changes in non-cash working capital:
Temporary investments	-	-	-	16
Accounts receivable	42	23	30	22
Inventories	42	30	33	82
Prepaid expenses	7	6	3	5
Accounts payable and accrued charges	(39)	(16)	(40)	(59)
	52	43	26	66
	32	43	189	(11)
Cash flows from investing activities:
Additions to fixed assets - net of disposals	(21)	(20)	(71)	(82)
Proceeds on land sales and other	3	2	15	12
Acquisition of investments, net of disposals	-	-	3	(7)
Other	-	(11)	(3)	(13)
	(18)	(29)	(56)	(90)
Cash flows from financing activities:
Change in operating bank loans	(23)	(28)	(146)	47
Increase in long-term debt	2	6	45	19
Repayment of long-term debt	(1)	(1)	(14)	(9)
Increase (decrease) in other long-term liabilities	1	-	2	(2)
Other	(5)	1	(5)	9
	(26)	(22)	(118)	64
Cash generated (used) by continuing operations	(12)	(8)	15	(37)
Cash generated (used) by discontinued operations (note 3)	(5)	3	(26)	63
Foreign exchange gain on cash and cash equivalents
held in foreign currencies	-	-	(1)	-
Net increase (decrease) in cash and cash equivalents	(17)	(5)	(12)	26
Cash and cash equivalents, net of bank indebtedness,
beginning of period	31	31	26	-
Cash and cash equivalents, net of bank indebtedness, end of period	$14	$26	$14	$26
Supplemental information:
Interest paid	$40	$61	$127	$134
Income taxes paid (recovered)	(2)	-	$1	$2

TEMBEC INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended September 29, 2007 and September 30, 2006
(unaudited) (in millions of dollars)

						September 29, 2007

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$ 165	$ 353	$ 116	$ 41	$ -	$ 675
Internal	38	16	-	-	1	55
	203	369	116	41	1	730

Earnings (loss) before
the following	(13)	51	(10)	3	(8)	23

Depreciation and amortization	15	19	8	1	1	44

Unusual items	(3)	-	-	-	-	(3)

Operating earnings (loss) from
continuing operations	(25)	32	(18)	2	(9)	(18)

Net fixed asset additions	9	11	1	-	-	21

					September 30, 2006

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$ 211	$ 368	$ 153	$ 49	$ -	$ 781
Internal	43	26	-	1	-	70
	254	394	153	50	-	851

Earnings (loss) before
the following	1	26	7	2	(10)	26

Depreciation and amortization	14	16	10	1	1	42

Unusual items	3	14	-	-	-	17

Operating earnings (loss)
from continuing operations	(16)	(4)	(3)	1	(11)	(33)

Net fixed asset additions	10	9	2	(1)	-	20

TEMBEC INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Years ended September 29, 2007 and September 30, 2006
(unaudited) (in millions of dollars)

					September 29, 2007

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$ 687	$ 1,384	$ 509	$ 170	$ -	$ 2,750
Internal	145	74	-	3	2	224
	832	1,458	509	173	2	2,974

Earnings (loss) before
the following	(68)	149	5	10	(31)	65

Depreciation and amortization	56	74	35	4	4	173

Unusual items	(253)	29	(3)	-	-	(227)

Operating earnings (loss) from
continuing operations	129	46	(27)	6	(35)	119

Net fixed asset additions	20	46	4	1	-	71

					September 30, 2006

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$ 905	$ 1,360	$ 558	$ 193	$ -	$ 3,016
Internal	183	91	-	2	4	280
	1,088	1,451	558	195	4	3,296

Earnings (loss) before
the following	37	25	21	8	(49)	42

Depreciation and amortization	54	87	36	4	4	185

Unusual items	(1)	183	-	-	-	182

Operating earnings (loss)
from continuing operations	(16)	(245)	(15)	4	(53)	(325)

Net fixed asset additions	34	45	3	-	-	82

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1.     Financial Position of the Company and Going Concern

These consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian generally accepted accounting principles (GAAP). The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position coupled with its expected operating cash flows. The Company must provide for annual interest payments of $110-$120 million to service existing indebtedness and is required to fund annual minimum capital expenditures of $60-$70 million.

The significant appreciation of the Canadian $ against the US $ over the past several years and the higher energy costs have led to reduced operating margins for the Company, and for the Canadian forest products industry in general. As well, the Company’s financial performance continues to be negatively impacted by tariffs on lumber shipped to the US. This erosion of competitive position has led to the closure of several operations. The Company is exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives under consideration include non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The review of strategic alternatives is being undertaken by Tembec’s management and is being overseen by the Special Committee for Strategic Purposes and the Board of Directors. External financial advisors have been retained to assist in the process.

These financial statements assume the realization of assets and the settlement of liabilities in the normal course of business. If the going concern basis were not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

2.     Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 30, 2006.

Changes in accounting policies

The Company changed retroactively its accounting policy relating to the evaluation of misstatements in its financial statements in accordance with Section 1506, Accounting Changes of the Canadian Institute of Chartered Accountants (CICA) Handbook. The Company applied a methodology consistent with that of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 108 ("SAB 108"), Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. The Company will now quantify the effect of prior-year misstatement on the current-year financial statements, assessing their impact on both the financial position and results of operations of the Company and evaluating the materiality of misstatements quantified on the above in light of quantitative and qualitative factors. Accordingly, the Company adjusted its consolidated balance sheet as at September 24, 2005, and increased its closing retained earnings in 2005 and 2006 in the consolidated statements of retained earnings (deficit) by $15 million and $27 million respectively. There was no impact on the consolidated statements of operations and cash flows nor on the earnings (loss) per share for the year ended September 29, 2007. The adjustments related to misstatements which arose mainly in 2006 and in prior years. As at September 24, 2005, the cumulative effect of this accounting change relating to the fiscal years 2001 to 2005, was a decrease in accumulated depreciation of $22 million, an increase in the future income tax liability of $7 million and an increase in retained earnings of $15 million. For fiscal 2006, the depreciation expense declined by $5 million, the income tax recovery increased by $7 million and the net loss decreased by $12 million.

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.     Significant accounting policies (continued)

Effective October 1, 2006, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. The Company’s investments consist mainly of equity investments which are excluded from the recommendations of this standard and of loans receivable which are classified as loans and receivables. Bank indebtedness, operating bank loans, accounts payable and accrued charges, long-term debt, including interest payable, and redeemable preferred shares are classified as other liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, unamortized financing costs of $3 million ($7 million – September 2006), previously recorded in other assets, have been reclassified against long-term debt. Previously recorded cumulative translation adjustment on self-sustaining operations is now presented in Accumulated other comprehensive income. The adoption of these new standards had no impact on the Company’s deficit position as at October 1, 2006.

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.     Significant accounting policies (continued)

Carrying value and fair value of financial assets and liabilities are summarized as follows:

Classification	Carrying value	Fair value
Held-for-trading	$ 14	$ 14
Loans and receivables	380	380
Held-to-maturity	-	-
Available-for-sale	-	-
Other liabilities	1,838	1,120

Effective October 1, 2006, the Company applied the accounting treatment prescribed by emerging issues committee ("EIC") EIC-162 of the CICA Handbook with respect to stock-based compensation for employees eligible to retire before the vesting date. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The application of EIC-162 had no impact on the financial statements of the Company.

Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint and bleached board. The Chemicals segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

Prior to the June 2007 quarter, the Company allocated corporate general and administrative expenses to each business segment based on the dollar value of their total sales. The Company has discontinued this practice and has added a "Corporate and Other" category to the segment information tables included in its financial statements. Prior period segment information in the financial statements has also been restated to conform with this change in presentation. It is the Company’s view that providing separate disclosure of corporate general and administrative expenses will be useful to financial statement users and will allow more accurate segment performance comparison with other forest products companies.

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

3.     Discontinued operations

In July 2007, the Company indefinitely idled its coated paper facility in St. Francisville, Louisiana. Despite efforts to restructure the operation, the mill’s financial performance remained relatively poor. As a result of the change in circumstances, the Company recorded an asset impairment charge of $173 million in the June 2007 quarter. The Company has not identified a feasible restructuring plan to resume operations at the facility. As well, the Company has retained the services of an outside party to actively seek the sale of the site. As this operation is the only coated paper facility owned by the Company, its financial results have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the coated paper results from the Company’s continuing operations.

Condensed earnings from discontinued operations related to the St. Francisville facility are as follows:

	Quarters		Years
	2007	2006	2007	2006
Sales	$ 27	$ 82	$ 249	$ 316
Operating loss	(5)	-	(206)	(43)
Financing Expenses	(5)	1	(7)	5
Loss from discontinued operations	-	(1)	(199)	(48)
Loss per common share from discontinued operations	$ -	$ (0.01)	$ (2.33)	$ (0.56)

Condensed cash flows from discontinued operations are as follows:

	Quarters		Years
	2007	2006	2007	2006
Cash flows from operating activities	$ (5)	$ 3	$ (22)	$ (24)
Cash flows from investing activities	-	-	(4)	(4)
Cash flows generated (used) by discontinued operations	$ (5)	$ 3	$ (26)	$ (28)

On February 27, 2006, the Company completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec to a related party. The comparative financial results of the OSB operation have been reclassified as discontinued operations.

Condensed earnings from discontinued operations related to the OSB are as follows for the quarter and year ended September 30, 2006:

	Quarter	Year
Sales	$ -	$ 38
Operating profit	-	7
Income taxes	-	19
Earnings from discontinued operations	-	51
Earnings per common share from discontinued operations	$ -	$ 0.60

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

3.     Discontinued operations (continued)

Condensed cash flows from discontinued operations are as follows for the quarter and year ended September 30, 2006:

	Quarter	Year
Cash flows from operating activities	$ -	$ 10
Cash flows from investing activities	-	81
Cash flows generated by discontinued operations	$ -	$ 91

4.     Long-term debt

.			Sept. 29,	Sept. 30,
		Maturity	2007	2006
	Tembec Inc. - 6% unsecured notes	09/2009	$ 20	$ 24
	Tembec Industries - US$350 million 8.625% unsecured senior notes	06/2009	348	391
	Tembec Industries - US$500 million 8.5% unsecured senior notes	02/2011	498	559
	Tembec Industries - US$350 million 7.75% unsecured senior notes	03/2012	348	391
	Tembec SAS	12/2013	20	10
	Tembec Envirofinance SAS	06/2017	32	21
	Tembec Energie SAS	12/2014	10	-
	Proportionate share - Marathon (50%)	03/2006	7	10
	Proportionate share - Temlam (50%)	06/2015	39	40
	Other	Various	21	15
			1,343	1,461
	Less current portion		26	21
	Less unamortized financing costs		3	7

			$ 1,314	$ 1,433

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

5.     Share capital

The following table provides the reconciliation between basic and diluted loss per share:

	Quarters		Years
	2007	2006	2007	2006
Net earnings (loss) from continuing operations	$ 22	$ (51)	$ 150	$ (295)
Net earnings (loss)	$ 22	$ (52)	$ (49)	$ (292)
Weighted average number of common
shares outstanding	85,616,232	85,616,232	85,616,232	85,616,232
Dilutive effects:
Employees stock options	218,193	88,375	197,011	67,092
Weighted average number of diluted common
shares outstanding	85,834,425	85,704,607	85,813,243	85,683,324
Basic and diluted earnings (loss) per share
from continuing operations	$ 0.25	$ (0.61)	$ 1.75	$ (3.45)
Basic and diluted earnings (loss) per share	$ 0.25	$ (0.62)	$ (0.58)	$ (3.41)

The diluted loss per share is the same as the basic loss per share as the dilutive factors result in a decrease in the loss per share. In the case of diluted earnings per share, the diluting factors are not significant enough to effect a decrease in the earnings per share.

Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue. For the twelve-month period ending September 29, 2007, the Company had not granted any options (December 2005 – 634,741 stock options at $2.15; March 2006 – 439,800 stock options at $0.97). The compensation expense recorded was not significant.

The fair value of options granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

September 30, 2006
Dividend Yield	0.0%
Volatility	37.6%
Risk-free interest rate	3.9%
Expected option lives (in years)	7.5
Weighted average fair value of options granted	$ 0.64

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

5.     Share capital (continued)

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period.

		2007		2006
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price
Balance, beginning of fiscal year	4,829,239	$ 7.35	4,129,253	$ 9.00
Options granted	-	-	634,741	2.15
Options expired	(102,202)	5.62	(43,900)	11.94
Balance, end of December	4,727,037	7.38	4,720,094	8.05
Options granted	-	-	439,800	0.97
Options expired	(62,269)	10.94	(140,686)	10.49
Balance, end of March	4,664,768	7.34	5,019,208	7.36
Options granted	-	-	-	-
Options expired	(317,623)	6.54	(105,480)	9.28
Balance, end of June	4,347,145	$ 7.40	4,913,728	$ 7.32
Options granted	-	-	-	-
Options expired	(679,126)	13.44	(84,489)	5.94
Balance, end of September	3,668,019	$ 6.28	4,829,239	$ 7.35

6.     Lumber duties and export taxes

Effective October 12, 2006, the Governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement ("SLA") requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. The SLA had an effective date of October 12, 2006, at which time the U.S. Department of Commerce ("USDOC") revoked all existing countervailing and antidumping duty orders on softwood lumber shipped to the U.S. from Canada.

7.     Other items

2007

Restructuring and asset impairment charges:

During the June 2007 quarter, the Company recorded a loss of $1 million related to other assets valuation with respect to its interest in a pine lumber business in Chile.

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

7.     Other items (continued)

During the December 2006 quarter, the Company announced the permanent closure of the Smooth Rock Falls, Ontario, pulp mill. The facility had been idled since the end of July 2006. The Company recorded a charge of $29 million relating to special termination pension benefits, severance and other relating items.

Recovery of lumber duties:

During the December 2006 quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the USDOC that had accumulated since May 2002. The amount received by the Company corresponds to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponds to approximately 82% of the interest accrued on the deposits since May 2002. This latter amount was recorded as interest income.

Gain on land sales and other:

The Company completed the sale of a number of land and other properties and recorded a net gain of $1 million in the September 2007 quarter, $1 million in the June 2007 quarter, $4 million in the March 2007 quarter, and $8 million in the December 2006 quarter.

During the September 2007 quarter, the Company recorded a net gain of $2 million on the sale of the Davidson, Quebec, sawmill, which had been closed in the June 2005 quarter.

During the June 2007 quarter, the Company recorded a net gain of $1 million on the sale of the Saint-Raymond paper mill, which had been closed during the June 2005 quarter. As a result of the sale, the balance of $2 million of mill closure provisions was also reversed.

During the December 2006 quarter, the Company completed the sale of its small pine lumber operation located in Brassac, France. The transaction had no significant effect on the Company’s financial statements.

2006

Restructuring and asset impairment charges:

During the September 2006 quarter, the Company commenced a process to dispose of a small pine lumber operation located in Brassac, France, and two international sales offices located in Ireland and in the United States. Net assets of $8 million have been reclassified in other assets as held for sale. An impairment charge of $4 million was recorded to adjust the net assets to fair value. The Company also recorded a non-cash charge of $1 million relating to the write down of its investment in a Chilean lumber operation.

Also, during the September 2006 quarter, the Company incurred a charge of $9 million relating to the reduction in carrying value of the spare parts inventory at the Smooth Rock Falls, Ontario, pulp mill. The mill was idled indefinitely at the end of July 2006. The curtailment also resulted in a further charge of $5 million relating to the reduction of the unamortized past-service pension costs.

During the March 2006 quarter, the Company recognized an impairment charge of $169 million related to the property, plant and equipment of the Smooth Rock Falls, Ontario, pulp mill as the majority of its long-lived assets are no longer recoverable and exceed their fair value. Gain on sale of other assets:

Gain on sale of other assets:

During the September 2006 quarter, the Company completed the sale of the remaining assets of the remanufacturing facility, which had been permanently closed during the June 2005 quarter. The Company recorded a gain of $1 million in respect to this transaction.

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

7.     Other items (continued)

During the June 2006 quarter, the Company’s joint venture Temlam Inc. completed the sale of its metal plates and webs operations located in Bolton, Ontario. Based on the Company’s 50% ownership, consideration received amounted to $11 million including net working capital of $2 million. As a result of this transaction, the Company recorded a gain of $5 million.

The following table provides an analysis of the other items by business segment:

				2007
	Forest
	products	Pulp	Paper	Consolidated
Other assets	(1)	-	(3)	(4)
Lumber duties	(238)	-	-	(238)
Pensions	-	17	-	17
Gain on land sales	(14)	-	-	(14)
Severance, other labour-related and idling costs	-	12	-	12
	$ (253)	$ 29	$ (3)	$ (227)

			2006
	Forest
	products	Pulp	Consolidated
Fixed assets write-down	$ 2	$ 169	$ 171
Other assets	3	9	12
Pensions	-	5	5
Gain on sale of assets	(6)	-	(6)
	$ (1)	$ 183	$ 182

The following table provides the reconciliation components of the mill closure provisions:

	Quarters		Years
	2007	2006	2007	2006
Opening balance	$ 6	$ 9	$ 9	$ 19
Adjustment related to discontinued operations	(2)	(3)	(3)	(5)
Adjusted opening balance	4	6	6	14
Additions: Severance and other labour-related costs	-	-	10	-
Idling and other costs	-	-	2	-
Reversal of mill closure provisions	-	-	(2)	-
Payments: Severance and other labour-related costs	-	-	(10)	(4)
Idling and other costs	-	-	(2)	(4)
Ending balance	$ 4	$ 6	$ 4	$ 6

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

8.     Interest, foreign exchange, and other

	Quarters		Years
	2007	2006	2007	2006
Interest on long-term debt	$ 28	$ 29	$ 117	$ 119
Interest on short-term debt	1	5	8	15
Interest income - lumber duties	-	-	(30)	-
Interest income - other	-	(2)	(7)	(7)
Investment income	-	-	-	(2)
Interest capitalized on construction projects	-	(1)	-	(3)
	29	31	88	122
Amortization of deferred financing costs	1	1	5	5
Amortization of deferred gain on foreign exchange contract	-	-	-	(38)
Derivative financial instruments loss (gain)	(1)	1	(1)	-
Loss (gain) on consolidation of foreign integrated subsidiaries	(5)	1	(6)	1
Other foreign exchange items	17	1	25	9
Bank charges and other financing expenses	2	2	7	7
	14	6	30	(16)
	$ 43	$ 37	$ 118	$ 106

9.     Income Taxes

	Quarters		Years
	2007	2006	2007	2006
Earnings (loss) from continuing operations before income taxes
and share in earnings of a related company	$ 25	$ (63)	$ 150	$ (367)
Income taxes based on combined federal and provincial
income tax rates of 33.3% (2006 - 33.3%)	9	(22)	50	(123)
Decrease (increase) resulting from:
Future income taxes adjustment due to rate enactments	-	-	1	3
Change in valuation allowance	11	13	(20)	67
Rate differential between jurisdictions	(3)	(2)	(10)	(8)
Non taxable portion of exchange gain
on long-term debt	(11)	(1)	(21)	(9)
Non deductible loss on consolidation
of foreign integrated subsidiaries	-	1	1	1
Other permanent differences	(3)	1	-	(3)
Large corporations tax	-	(1)	-	-
	(6)	11	(49)	51
Income taxes expense (recovery)	$ 3	$ (11)	$ 1	$ (72)
Income taxes:
Current	(7)	1	27	(1)
Future	10	(12)	(26)	(71)
Income taxes expense (recovery)	$ 3	$ (11)	$ 1	$ (72)

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

10.   Employee Future Benefits

The following table presents the Company’s future benefit costs:

	Quarters		Years
	2007	2006	2007	2006
Defined benefit pension plans	$ 5	$ 9	$ 21	$ 37
Other employee future benefit plans	1	1	5	9
Defined contribution and other retirement plans	3	3	12	13
	9	13	38	59

Portion included in Restructuring charge - mill closure (note 7)	-	-	17	-
	$ 9	$ 13	$ 55	$ 59

11.   Subsequent Events

On September 30, 2007, the Aditya Birla Group purchased additional equity of AV Cell Inc. As the Company did not purchase additional equity, the percentage ownership of the Aditya Birla Group increased from 50% to 75% and the Company’s ownership declined from 50% to 25%. As a result, a gain of approximately $3 million will be recorded in the quarter ending December 29, 2007, to reflect the Company’s reduced participation in the joint venture. The Company will also cease applying the proportionate consolidation method to its investment in AV Cell Inc. and will begin applying the equity method.

On October 11, 2007, the Company announced the sale of approximately 345 hectares of land located in British Columbia for gross proceeds of $17 million. As a result of the sale, a gain of $16 million will be recorded in the quarter ending December 29, 2007.

12.   Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.